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                             July 26, 2022

       Mark Fuller
       Chief Executive Officer
       Castellum, Inc.
       3 Bethesda Metro Center, Suite 700
       Bethesda, MD 20814

                                                        Re: Castellum, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 29,
2022
                                                            CIK No. 0001877939

       Dear Mr. Fuller:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted June 29, 2022

       Cover Page

   1. Disclose the selling stockholders information required by Item 501(b)(3) of Regulation S-
                                                        K. Please also
consolidate all of the disclosure required by Item 501 of Regulation S-K on one page. Refer to Item
501(b) of Regulation S-K.
   2. We note your disclosure on page 31 that your officers and directors own or exercise voting control of
approximately 63.1% of your outstanding common stock. Please revise to disclose on your
cover page, prospectus summary, and elsewhere in your filing, as applicable, the total
voting power of your officers and directors will control after this offering, including
both common and preferred stock. Also disclose on your cover page the super voting rights
of your Series A preferred stock and your Series C preferred stock.
 Mark Fuller
FirstName
Castellum, LastNameMark Fuller
           Inc.
Comapany
July       NameCastellum, Inc.
     26, 2022
July 26,
Page  2 2022 Page 2
FirstName LastName
         In this regard, it appears your Series A preferred stock has two votes per share and your
         Series C preferred stock has 1.25 votes per share. Update your risk factors to address any risks related to your capital structure.
Risk Factors, page 14

3. We note your disclosure that "[c]ollectively, [y]our officers and directors own or exercise voting and investment control of approximately 63.1% of [y]our outstanding common stock." Please revise your cover page and risk factors to disclose whether you intend to utilize controlled company exemptions to governance rules under exchange listing standards.

U.S. Inflation is at a forty-year high which may adversely impact our business, page 23

4. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
Customer systems failures could damage our reputation and adversely affect our operating results, page 25

5. We note your disclosure that "[you] often depend upon or use customer systems that are supported by the customer or third parties. Any security breach or system failure in such
         systems could result in an interruption of [y]our customer   s
operations, significant delays
         under a contract, and material adverse effect on [y]our results of operations." Please disclose the measures you have taken to mitigate these cybersecurity risks, if any.
Anti-takeover provisions in our charter documents and Nevada law..., page 30

6. Revise this risk factor to address any risks or other impacts on shareholders as a result of your exclusive forum provision, including increased costs to bring a claim and that these
         provisions can discourage claims or limit shareholders    ability to
bring a claim in a
         judicial forum that they find favorable. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

         As a related matter, we note your disclosure here that "the Eighth Judicial District Court of Clark County, Nevada, shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933." However, we note your disclosure on page 91 that "the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended." Please revise to ensure consistency throughout the filing.
 Mark Fuller
FirstName
Castellum, LastNameMark Fuller
           Inc.
Comapany
July       NameCastellum, Inc.
     26, 2022
July 26,
Page  3 2022 Page 3
FirstName LastName
Capitalization, page 36

7. Please provide us with detailed calculations of the pro forma amounts for cash, convertible promissory notes, total debt, total liabilities, additional paid in capital and accumulated deficit.
8. Given the magnitude of transactions you are giving pro forma effect to, please revise to reference the line items impacted by each transaction.
Dilution, page 38

9. Please revise to include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. Please refer to Item 506 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Our Results of Operations
Cost of Revenues, page 46

10. Please revise to disclose the nature of the direct costs included in cost of revenues. In doing so, address any software, technology and development costs, labor and personnel costs, cloud hosting costs, third party service fees, and depreciation and amortization and support your accounting.
Effects of Inflation, page 55

11. We note your disclosure regarding inflation on page 55. Please update this disclosure to specifically address and quantify how recent inflationary pressures have impacted your operations, if material.
Business, page 57

12. Please clearly describe each of your service offerings in greater detail in this section. In this regard, we note you have included a description of certain contract highlights on page
         60, but you have not described, in general, the services you offer.
13.      We note your disclosure that the Company has developed a "qualified business
         opportunity pipeline of over $400 million." Please provide more detail regarding this opportunity pipeline, whether this is from acquisitions or organic growth, how you have calculated the value of those opportunities, and how they differ from the backlog figures included in your filing.
14. We note your disclosure that in the year ending December 31, 2021, your top five revenue-producing contracts accounted for 73 percent of your revenue. Please describe these agreements in this section and file the agreements as exhibits to the registration statement, or tell us why you are not required to do so. Refer to Item 601(b)(10) of
         Regulation S-K.
 Mark Fuller
FirstName
Castellum, LastNameMark Fuller
           Inc.
Comapany
July       NameCastellum, Inc.
     26, 2022
July 26,
Page  4 2022 Page 4
FirstName LastName
15. We note your disclosure on page 18 that you expect that sales through teaming partners will continue to be a significant percentage of your revenue. Please describe the general terms of your teaming partner arrangements in this section.
16. We note your disclosure throughout the filing that "[y]our contracts and subcontracts are composed of a wide range of contract types" and on page 48 that "[g]ross margin decreased due to the loss of a number of higher margin T&M contract positions that were in place in Q1 2021." Given the different risk levels of these contracts, please disclose the highest percentage of revenue by contract type for each period presented and clarify the percentage of multi-year contracts by contract type, if material. Executive Compensation, page 74

17. Please revise to disclose how the bonus amounts in the table were determined. Refer to
         Item 402(o) of Regulation S-K.
Principal Stockholders, page 81

18. We note that your Series A and Series C preferred stock will remain outstanding after this offering. Please revise the table to include the number and percentage of shares of Series
         A preferred stock and Series C preferred stock that will remain outstanding after this offering, as you have done for the common stock.
19. Please revise to identify the natural person(s) that hold voting and/or dispositive power over the shares held by Crom Cortana Fund, LLC.
Selling Stockholders, page 84

20. Please expand your disclosure to discuss how long the selling shareholders have held the shares and the circumstances under which the selling shareholders have received their shares.
Description of Securities, page 87

21. Here and in your risk factor on page 30, discuss the anti-takeover provisions included in your charter and bylaws, including the advance notice provisions for stockholder proposals and that the board has the sole power to amend your bylaws. Castellum, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 15: Income Taxes, page F-52

22. We note your deferred tax asset balance of $2.5M and no related valuation allowance.
         Given your cumulative losses in recent years, explain to us how you determined a deferred tax asset valuation allowance was not needed. In doing so, provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets will more likely than not be realized. Please
 Mark Fuller
Castellum, Inc.
July 26, 2022
Page 5
         refer to ASC 740-10-30.
Unaudited Pro Forma Combined Financial Statements, page F-54

23. We note the pro forma statement of operations gives effect to the acquisition of Specialty
         Systems, Inc. (   SSI   ), which was consummated on August 12, 2021.
Please explain why
         you did not present SSI   s preacquisition stub period January 1, 2021
through August 12,
         2021 or revise to include.
24. Please provide us with a detailed calculation of adjustment (a), intangible amortization expense.
Exhibits

25. Please revise your exhibit index to include the form of underwriting agreement, a legal opinion, power of attorney, and the filing fee table, and file such exhibits with your registration statement. Refer to Item 601 of Regulation S-K. In addition, we note that Ms.
         Frost and Messrs. McMillen, Campbell, and Champoux are expected to join the board upon effectiveness of your registration statement. Please file a consent for each director nominee. Refer to Securities Act Rule 428.
General

26. We note the disclosure on your prospectus cover that the primary shares will be offered at a fixed price and the resale shares will be offered at prevailing market prices. We also note your disclosure that the underwriters will only purchase the primary shares. Please revise to include separate prospectuses in this registration statement for each of the primary and resale offerings. Include an explanatory note so that investors receiving the IPO prospectus understand that selling shareholders are conducting a concurrent offering of additional shares pursuant to a separate prospectus that also forms a part of this registration statement. Alternatively, to the extent you do not use a separate prospectus, please revise to ensure the disclosure clearly discusses both transactions. For example, revise the plan of distribution, use of proceeds and underwriting sections to discuss both offerings. Please also revise your references to "this offering" throughout the registration statement to specify if you are referring to the primary or resale transaction.
27. We note your disclosure that the primary offering is contingent on listing approval and that the Selling Stockholders will not sell "until after the closing of this public offering."
       Please revise to clarify that that "this public offering" refers to your primary offering, if true. Please also clearly state that the resale transaction will only occur if your shares are listed and there is an established public trading market. In this regard, we note that your
FirstName LastNameMark Fuller
       common stock is currently quoted on the OTC Pink tier, which is not an established public
Comapany    NameCastellum,
       trading                 Inc. selling stockholders may offer and sell
shares at other than a
                market into which
July 26,fixed
          2022price.
               Page 5Refer to Item 501(b)(3) of Regulation S-K.
FirstName LastName
 Mark Fuller
FirstName
Castellum, LastNameMark Fuller
           Inc.
Comapany
July       NameCastellum, Inc.
     26, 2022
July 26,
Page  6 2022 Page 6
FirstName LastName
28. We note your disclosure that you have agreed to issue warrants to your underwriter to purchase a number of shares of your common stock. Please ensure that such shares are included in your fee table.
29. Please include the disclosure required by Item 201 of Regulation S-K. Refer to Item 11(d)
         of Form S-1.
30. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Steven Lipstein, Esq.